NOL

RECEIVED

2007 SEP 17 P 1:25

31 August 2007

By Courier

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

07026451

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Enc

/ec

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 29Aug07.DOC

dw 9/17

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Aug-2007 18:41:50
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	31-08-2007	
2	Total number of shares purchased	100,000	
3a	Price paid per share#; or	Currency : S$ Amount : 4.8360	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 4.88	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 4.80	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 484,259.75	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		**By way of off-market acquisition on equal access scheme**		**Total**	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	1,000,000	0.068			1,000,000	0.068

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,468,039,446

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares

(2) The price paid per share as disclosed under 3a refers to the weighted average price.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

NOL

RECEIVED

2007 SEP 17 P 1:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 August 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 29Aug07.DOC

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-Aug-2007 18:13:19
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	29-08-2007	
2	Total number of shares purchased	300,000	
3a	Price paid per share#; or	Currency : S$ Amount : 4.55707	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 4.58	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 4.50	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,368,986.10	Currency : [Select Currency] Amount :

\# Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency]	Currency : [Select Currency]

		Amount :	Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	%[1]	No.	%	No.	%
Cummulative no. of shares purchased to-date[2]	900,000	0.062			900,000	0.062

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,468,089,446

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares.

(2) The price paid per share as disclosed under 3a refers to the weighted average price.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

28 August 2007

RECEIVED

2007 SEP 17 P 3:41

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 28Aug07.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Print this page

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Aug-2007 18:09:27
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	28-08-2007	
2	Total number of shares purchased	224,000	
3a	Price paid per share#; or	Currency : S$ Amount : 4.85964	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 4.90	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 4.82	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1,090,044.44	Currency : [Select Currency] Amount :

\# Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	600,000	0.041			600,000	0.041

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,468,389,446

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares.

(2) The price paid per share as disclosed under 3a refers to the weighted average price.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

END